BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE

BOARD OF DIRECTORS HELD ON DECEMBER 16, 2021

1.                Date, Time and Place: Held on December 16, 2021, at 1:00 p.m. by videoconference.

2.                Summons and Presence: The call notice requirement was waived under the terms of article 21, § 3º, of the Company´s Bylaws, in view of the presence of all members of the Company's Board of Directors: Mr. Pedro Pullen Parente, Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Ms. Flavia Buarque de Almeida, Mr. José Luiz Osório de Almeida Filho, Mr. Luiz Fernando Furlan, Mr. Ivandré Montiel da Silva, Mr. Roberto Rodrigues, Ms. Flavia Maria Bittencourt and Mr. Marcelo Feriozzi Bacci. Also attending the following chairman of the Company's Fiscal Council: Mr. Attílio Guaspari.

3.                Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.                Agenda: Call notice of Extraordinary General Shareholders’ Meeting ("EGM") for January 17, 2022, at 11:00 a.m., and materials and documents necessary for the analysis of the matters contained in the Agenda.

5.                Resolutions: The Board Members approved, by unanimous vote of those present and without any restrictions, the drawing up of these minutes in summary form. After examining the matters on the agenda, the following issues were addressed, and the following resolutions were taken:

5.1 Call notice for the 2022 Extraordinary General Shareholders' Meeting and Related Documents: In accordance with the provisions of article 12 of the Bylaws, the members of the Board of Directors, by majority vote of those present, approved the call notice and the management proposal for the Extraordinary General Shareholders' Meeting to be held on January 17, 2022, at 11:00 a.m., with the resulting availability to the shareholders of the materials and documents necessary for the analysis of the matters included in the following agenda, under the terms of the applicable legislation and regulations: (i) to resolve on the proposal to amend the limit of authorization for capital increase, regardless of statutory reform, with the resulting amendment of article 7 and the consolidation of the Company's bylaws; (ii) to approve the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, of up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR) ("Capital Increase" and "Offering", respectively); (iii) to establish that, of the total value of the Offering: (a) five hundred million reais (R$ 500,000,000.00) shall be allocated to the capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Law No. 6,404/1976 ("Brazilian Corporate Law"); (iv) to authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the Capital Increase and the Offering; (v) to authorize the Board of Directors, if the market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders; and (vi) to authorize the Board of Directors to (a) establish the quantity of shares to be effectively issued (respecting the maximum quantity established by the EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE

BOARD OF DIRECTORS HELD ON DECEMBER 16, 2021

It is hereby registered that the Board Members José Osório, Marcelo Bacci, Ivandré Montiel, Dan Ioschpe and Luiz Furlan presented votes against the convening of the EGM to decide on the capital increase. The casting vote necessary for the approval of the proposal was rendered by the Chairman of the Board of Directors, pursuant to Article 21, § 7º of the Company's Bylaws. Messrs. José Osório and Marcelo Bacci sent their respective votes in writing, which are duly filed at the Company's headquarters together with the presentation made by the Board of Officers regarding the proposed capital increase.

6.       Documents Filed at the Company: The documents that supported the resolutions made by the members of the Board of Directors or that are related to information provided during the meeting are filed at the Company's headquarters.

7.       Closure: There being no further business to discuss, the meeting was adjourned, and these Minutes were drawn up by electronic processing, which after being read and approved were signed by all Board Members present.

I certified that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of the Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, December 16, 2021.